Exhibit 99.1

FIRST QUARTER REPORT FOR PERIOD ENDED 31 MARCH 2024

ASX: WDS | NYSE: WDS | LSE: WDS

Friday, 19 April 2024

Delivering value and executing major projects

Operations highlights

•	Delivered quarterly production of 44.9 MMboe (494 Mboe/day), down 7% from Q4 2023 due to lower production at Bass Strait, Pyrenees and Pluto partially offset by increased production at Mad Dog Phase 2.

•	Quarterly revenue of $2,969 million, down 12% from Q4 2023 primarily due to a mix of lower realised prices and lower volumes.

•	Sold 13% of total equity production on prices linked to gas hub indices (23% of produced LNG).[1]

Project highlights

•	The Scarborough Energy Project commenced drilling of production wells and the first Pluto Train 2 modules were delivered to site. The project was 62% complete at the end of the quarter and targeting first LNG cargo in 2026.[2]

•	The Sangomar Project FPSO arrived offshore Senegal and commissioning activities are underway. The project was 96% complete at the end of the quarter and targeting first oil in mid-2024.
•	The Trion Project continued to progress engineering, procurement, and contracting activities including the award of the subsea marine installation contract.

•	Continued offtake discussions for the H2OK project and progressed commercial agreements for the Woodside Solar Project.

Other highlights

•	Signed an agreement with JERA, as part of a broader strategic relationship, for the sale of a 15.1% non-operated participating interest in the Scarborough Joint Venture (SJV). Estimated total consideration for the sale is $1,400m.[3]

•	Completed the sale of a 10% non-operated participating interest in the SJV to LNG Japan for $910 million in March 2024.[4]

•	Signed a sale and purchase agreement (SPA) with Korea Gas Corporation (KOGAS) for the long-term supply of LNG to Korea.

•	Published the Climate Transition Action Plan and 2023 Progress Report (CTAP) in February and held an investor briefing on climate strategy in March.

Woodside CEO Meg O’Neill said production in the first quarter totalled 44.9 million barrels of oil equivalent (boe) and guidance for the full year remained at 185-195 million boe.

“Significant progress was made in the period on our three major growth projects. Commissioning activities are now underway at the Sangomar project in Senegal, on track for first oil in the middle of this year. Nineteen of the 23 production wells at Sangomar have now been completed.

“In Western Australia, a milestone was marked with the arrival on site of the first modules for Pluto Train 2 and 13 modules were in place at the end of the quarter. Offshore, two flowlines were installed at the Scarborough field and drilling of the initial wells commenced. Overall, the Scarborough and Pluto Train 2 projects were 62% complete at the end of the first quarter and we remain on target for first LNG cargo in 2026.

“During the period we completed the sale of a 10% non-operated interest in the Scarborough project to LNG Japan and entered into an agreement with JERA for the sale of a further 15.1% of the Scarborough joint venture.

[1]	Total equity production sales reflect the sale of produced gas and liquids.
[2]	The completion % excludes the Pluto Train 1 modifications project.
[3]

The SPA is with JERA Scarborough Pty Ltd which is a wholly owned subsidiary of JERA Co., Inc. Subject to completion of the transaction, targeted for the second half of 2024. See “Woodside to sell 15.1% Scarborough interest to JERA”, announced 23 February 2024.

[4]

LJ Scarborough Pty Ltd (LNG Japan) is a jointly owned subsidiary of LNG Japan Corporation (which is a 50:50 joint venture between Sumitomo Corporation and Sojitz Corporation) and Japan Organization for Metals and Energy Security (JOGMEC). JOGMEC has a 49.9% interest in LJ Scarborough Pty Ltd. The sale proceeds remain subject to adjustments. See “Woodside completes sale of 10% Scarborough interest”, announced 26 March 2024.

1	First quarter report for period ended 31 March 2024

“We are very pleased to have participants of the calibre of LNG Japan and JERA in Scarborough. Their support for the project demonstrates the quality of the asset and the importance of gas to Japan’s energy mix.

“We continue to deliver on our strategy to thrive through the energy transition and we published our Climate Transition Action Plan and 2023 Progress Report in February. As Australia’s largest energy company, feedback arising from our engagement with investors and stakeholders reflects the challenges and complexities of navigating the energy transition.

“We look forward to further engaging with shareholders at our 2024 Annual General Meeting.

Comparative performance at a glance

			Q1 2024	Q4 2023	Change %	Q1 2023	Change %	YTD 2024	YTD 2023	Change %
Revenue	$	million	2,969	3,355	(12%)	4,330	(31%)	2,969	4,330	(31%)
Production[5]		MMboe	44.9	48.1	(7%)	46.8	(4%)	44.9	46.8	(4%)
Gas		Mscf/d	1,929	2,010	(4%)	2,093	(8%)	1,929	2,093	(8%)
Liquids		Mbbl/d	155	170	(9%)	153	1%	155	153	1%
Total		Mboe/d	494	522	(5%)	520	(5%)	494	520	(5%)

Sales		MMboe	45.9	49.5	(7%)	50.4	(9%)	45.9	50.4	(9%)
Gas		Mscf/d	1,967	2,118	(7%)	2,367	(17%)	1,967	2,367	(17%)
Liquids		Mbbl/d	159	166	(4%)	145	10%	159	145	10%
Total		Mboe/d	504	538	(6%)	560	(10%)	504	560	(10%)

Average realised price	$	/boe	63	67	(5%)	85	(25%)	63	85	(25%)
Capital expenditure[6]	$	million	1,179	1,566	(25%)	1,403	(16%)	1,179	1,566	(25%)

Operations

North West Shelf (NWS)

•	Achieved 97% LNG production reliability for the quarter.

•	The NWS project participants took a final investment decision (FID) on the Lambert West Project which will support ongoing production from NWS.

•

An Offshore Project Proposal was submitted to the regulator in January for a proposed Goodwyn Alpha (GWA) infill development. The development will infill the Karratha Gas Plant (KGP) with resources from several fields in proximity to the GWA platform, which will be tied back to existing GWA subsea infrastructure.

Pluto

•	Production was lower than the prior quarter due to reduced reliability (94.6% for the quarter) following an offshore trip and a separate electrical fault onshore.

•	Successfully commenced start-up of the produced water handling unit at the Pluto A platform.

•

Approvals were granted to extend Pluto gas flows through the Pluto-KGP Interconnector from ~April 2024 to ~December 2025, enabling continued acceleration of LNG and domestic gas production. This also supports the Western Australian market by increasing the allocation of domestic gas from Pluto gas processed at the NWS from 15% to 30% for the period.

•	Took FID on the Xena-3 well to support ongoing production from the Pluto LNG Project.

[5]

Q1 2024 includes 0.29 MMboe, Q4 2023 includes 0.32 MMboe and Q1 2023 includes 0.31 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

[6]	Includes capital additions on oil and gas properties, exploration and evaluation capitalised and other corporate spend.

2	First quarter report for period ended 31 March 2024

Bass Strait

•	Production was lower than the prior quarter due to lower seasonal market demand and offshore maintenance activities.

•	Commenced offshore installation of the Kipper Compression modules. The Kipper Compression Project will support the supply of gas to the East Coast domestic gas market from H2 2024.

•

In March, the Gippsland Basin Joint Venture (GBJV) ceased production from the West Kingfish platform as planned, due to declining oil production from the Kingfish field. The GBJV continues to optimise facilities through the Gas Asset Streamlining Project as production rates from the Bass Strait decline.

Other Australia

•	The Pyrenees FPSO commenced a planned five-yearly maintenance turnaround in a Singapore drydock and is expected to return to production in Q2 2024.

•	In January, a produced-water leak was identified subsea at the Pyrenees facility. This was immediately stopped, reported to the Regulator and the cause is being rectified.

International

•	At Mad Dog Phase 2, Argos continued to safely and systematically ramp up production following completion of the riser flex joint remediation and achieved peak production of ~130 kbbl/d.

•	At Atlantis, the first horizontal well in the field was successfully completed, potentially unlocking future infill opportunities for the asset.

•	FID was taken on the Atlantis Drill Centre 1 Expansion (DC1X). DC1X will be a two well tie back to the Atlantis facility through the existing DC1 manifold in the southwest of the field.

•	Execution of production optimisation projects to maximise field recovery continued in Trinidad and Tobago with an additional injector to producer well conversion completed in February.

Marketing

•	Sold 23% of produced LNG at prices linked to gas hub indices, representing 13% of total equity production. Full year guidance remains unchanged.

•

Woodside was granted an exemption under the domestic gas price cap legislation applicable to the east coast of Australia. The exemption provides Woodside the opportunity to increase delivery to the domestic market by more than 260 PJ (100% share) through to 2033 if needed.

•

Woodside signed a SPA with KOGAS in February for the long-term supply of approximately 0.5 mtpa of LNG, from 2026. Woodside expects to continue to layer long-term supply agreements into its portfolio and continuously monitors its exposure to the various price markers.

•

Woodside achieved record quarterly deliveries of trucked LNG of 327 TJ during the quarter to customers in the North West Australia. Woodside has now delivered approximately 1,700 trailers of LNG, offering a lower-carbon alternative to diesel.[7]

Projects

Scarborough Energy Project

•	The Scarborough and Pluto Train 2 project was 62% complete at the end of the quarter and first LNG cargo is targeted for 2026.[8]

•

Fabrication of the floating production unit (FPU) hull and topsides progressed. The hull exited its first drydock and installation of the flare boom and monoethylene glycol (MEG) module on the FPU topsides structure was completed.

•	The first Pluto Train 2 modules were delivered to site, with 13 modules set in position at the end of the quarter. Site works continued to ramp up.

•	Two flowlines were installed in the Scarborough field, and the third installed subsequent to the quarter.

[7]

Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar product.

[8]	The completion % excludes the Pluto Train 1 modifications project.

3	First quarter report for period ended 31 March 2024

•	Drilling of the production wells commenced, and the first subsea tree was successfully installed.

•	Trunkline installation was delayed this quarter due to a buckling incident and weather conditions. Trunkline remediation works from the incident have been completed and installation has recommenced.

Sangomar Field Development Phase 1

•	The project was 96% complete at the end of the quarter, and first oil is targeted for mid-2024.

•	The Léopold Sédar Senghor FPSO arrived offshore Senegal in February and was securely moored. Hookup work was completed and the commissioning program is underway.

•	The subsea installation campaign is now complete.

•	The development drilling program continued with 19 of 23 wells drilled and completed.

Trion

•	Completed the FPU hull and topsides 30% model reviews and hazards analysis of the design.

•	Awarded the subsea marine installation contract. Received tenders for the FPU dry transportation, gas gathering line pipe, and drilling and completion services.

•	Commenced manufacturing activities including subsea valves, umbilical tubing and line pipe.

Decommissioning

•

The Griffin, Stybarrow and Enfield decommissioning campaign continued with 24 subsea structures and facilities recovered in the quarter and the Commonwealth waters section of the Griffin Gas Export Pipeline successfully removed.

•	The Transocean Endurance drill rig has mobilised to the Stybarrow field and commenced the ten well plug and abandonment campaign.

•	Completed deconstruction of the Nganhurra Riser Turret Mooring at the Australian Marine Complex, with over 95% of material reused or recycled.

Exploration and development

Calypso

•	Progressed pre-FEED engineering studies to mature the technical definition of the deepwater infield host.

•	Progressed marketing and commercial discussions to evaluate monetisation options.

•

Commenced discussions on access to the Atlantic LNG facility (ALNG) following completion of the ALNG restructuring negotiations between the Government of Trinidad and Tobago and ALNG equity shareholders in December 2023.

Sunrise

•

Subsequent to the quarter, the Sunrise Joint Venture awarded the Greater Sunrise Concept Study contract (the Study). The Study will consider the key issues for developing, processing and marketing gas either via Timor-Leste or Australia and is targeted to be completed by no later than Q4 2024.[9]

Exploration

•	In the US Gulf of Mexico (GoM), the Corvus well (non-operated) completed drilling. The well did not encounter commercial hydrocarbons and analysis of well results is ongoing.

•	Woodside was awarded 18 leases in Lease Sale 261 in the central and western GoM areas within the highly contested Paleogene trends.[10]

•	Woodside completed exit activities of the Carlisle Bay block in Barbados.

[9]	The Greater Sunrise Concept Study contract was executed on 4 April 2024.
[10]	The leases are awaiting final execution by the regulator.

4	First quarter report for period ended 31 March 2024

New energy and carbon solutions

H2OK

•

In February, Woodside provided comments on the proposed 45V Clean Hydrogen Production Tax Credit guidelines (45V Tax Credit) issued by the United States Department of Treasury and the Internal Revenue Service. Woodside anticipates final guidelines will be issued in the second half of 2024.

•	Despite the uncertainty from the 45V Tax Credit, Woodside and potential offtakers have continued discussions on pricing and volumes.

Woodside Solar

•	Woodside continued to progress commercial agreements, including for power transmission, to support the proposed project.

Refueller@H2Perth

•

Woodside awarded the major services contract for the Refueller@H2Perth in March. This includes detailed engineering, construction, commissioning and start-up work scopes to enable progression towards ready for start-up.

•	Woodside is targeting supply of hydrogen to Western Australian industrial and public customers in 2025.

Carbon capture and storage (CCS) opportunities

•	The Bonaparte CCS joint venture continues to progress appraisal activities in the G-7-AP permit, which included the successful acquisition of the West Peron Marine 3D Seismic Survey.

•

Subsequent to the quarter, the Angel CCS joint venture signed a Memorandum of Understanding (MOU) with Yara Pilbara Fertilisers Pty Ltd to study the feasibility of using CCS with the decarbonisation of Yara Pilbara’s existing operations near Karratha in Western Australia.

Corporate activities

Hedging

•	As at the end of the quarter, Woodside hedged approximately 29.3 MMboe of 2024 production at an average price of approximately $75.7 per barrel, of which approximately 7.0 MMboe has been delivered.

•

Woodside also has a hedging program for Corpus Christi LNG volumes designed to protect against downside pricing risk. These hedges are Henry Hub (HH) and Title Transfer Facility (TTF) commodity swaps. An average of 74% of 2024 and 31% of 2025 Corpus Christi volumes have been hedged.

•

The year-to-date realised value of hedged positions for the quarter ended 31 March 2024 is a pre-tax expense of approximately $43 million, with $69 million pre-tax expense related to oil price hedges, $25 million pre-tax profit related to Corpus Christi hedges and $1 million pre-tax profit related to other hedge positions. Hedging losses will be included in “other expenses” in the full-year financial statements.

Climate and sustainability

•	Woodside published its Climate Transition Action Plan and 2023 Progress Report (CTAP) in February and summarised its approach to material sustainability topics in the 2023 Annual Report.

•

An investor briefing on climate was held in March as part of Woodside’s increased engagement with investors on these topics. Shareholders will have the opportunity to vote on the CTAP through a non-binding advisory vote at the 2024 Annual General Meeting.

5	First quarter report for period ended 31 March 2024

•

Woodside completed the piloting of its Field Leadership Program that aims to strengthen understanding of our work practices and make improvements to our health, safety and environment risk controls. The program commenced in 2023 and will be rolled out across operating facilities through 2024.

•

Woodside continued engagement with First Nations communities in Australia with regards to our current and future regulatory approvals. This included executive level engagements with two Aboriginal representative organisations in the Pilbara to further build relationships and discuss ongoing and future social and economic development opportunities.

Chair of Audit & Risk Committee

•	As previously announced, Mr Frank Cooper will retire at Woodside’s Annual General Meeting on 24 April 2024. With effect from 24 April 2024, Mr Ben Wyatt will Chair Woodside’s Audit & Risk Committee.

Upcoming events 2024

April	24	Annual General Meeting
July	23	Second quarter 2024 results
August	27	Half-Year 2024 report
October	16	Third quarter 2024 report

2024 full-year guidance

		Prior	Current
Production	MMboe	185 –195 (505 – 533 Mboe/day)	No change
Capital expenditure[11]	$ billion	5.0 – 5.5	No change
Gas hub exposure[12]	% of produced LNG	26 – 33	No change

Contacts:

INVESTORS	MEDIA	REGISTERED ADDRESS

Woodside Energy Group Ltd.
ACN 004 898 962
Marcela Louzada	Christine Forster	Mia Yellagonga
M: +61 456 994 243	M: +61 484 112 469	11 Mount Street
E: investor@woodside.com	E: christine.forster@woodside.com	Perth WA 6000
Australia
T +61 8 9348 4000
www.woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

[11]

Capital expenditure includes the following participating interests; Sangomar (82%); Scarborough (90% following completion of the transaction with LNG Japan in March 2024 and 74.9% following completion of the transaction with JERA, expected in the second half of 2024), Pluto Train 2 (51%) and Trion (60%). Trion capital expenditure includes Pemex carry. This guidance assumes no change to these participating interests in 2024. This excludes the impact of any subsequent asset sell-downs, acquisitions or other changes in equity.

[12]	Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes HH.

6	First quarter report for period ended 31 March 2024

Production summary

		Q1	Q4	Q1	YTD	YTD
		2024	2023	2023	2024	2023
Gas	Mscf/d	1,929	2,010	2,093	1,929	2,093
Liquids	Mbbl/d	155	170	153	155	153

Total	Mboe/d	494	522	520	494	520

		Q1	Q4	Q1	YTD	YTD
		2024	2023	2023	2024	2023
AUSTRALIA
LNG
North West Shelf	Mboe	8,192	7,798	9,673	8,192	9,673
Pluto[13]	Mboe	11,754	12,407	12,154	11,754	12,154
Wheatstone	Mboe	2,357	2,505	2,456	2,357	2,456

Total	Mboe	22,303	22,710	24,283	22,303	24,283

Pipeline gas
Bass Strait	Mboe	2,359	3,206	3,133	2,359	3,133
Other[14]	Mboe	3,278	3,438	3,037	3,278	3,037

Total	Mboe	5,637	6,644	6,170	5,637	6,170

Crude oil and condensate
North West Shelf	Mbbl	1,412	1,359	1,684	1,412	1,684
Pluto[13]	Mbbl	931	994	961	931	961
Wheatstone	Mbbl	462	495	408	462	408
Bass Strait	Mbbl	492	704	777	492	777
Macedon & Pyrenees	Mbbl	109	653	631	109	631
Ngujima-Yin	Mbbl	886	1,203	869	886	869
Okha	Mbbl	466	616	431	466	431

Total	Mboe	4,758	6,024	5,761	4,758	5,761

NGL
North West Shelf	Mbbl	290	275	292	290	292
Pluto[13]	Mbbl	54	58	50	54	50
Bass Strait	Mbbl	832	1,026	723	832	723

Total	Mboe	1,176	1,359	1,065	1,176	1,065

Total Australia[15]	Mboe	33,874	36,737	37,279	33,874	37,279

	Mboe/d	372	399	414	372	414

[13]

Q1 2024 includes 2.60 MMboe of LNG, 0.10 MMboe of condensate and 0.05 MMboe of NGL, Q4 2023 includes 2.56 MMboe of LNG, 0.10 MMboe of condensate and 0.06 MMboe of NGL and Q1 2023 includes 2.70 MMboe of LNG and 0.11 MMboe of condensate and 0.05 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.

[14]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[15]

Q1 2024 includes 0.29 MMboe, Q4 2023 includes 0.32 MMboe and Q1 2023 includes 0.31 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

7	First quarter report for period ended 31 March 2024

		Q1 2024	Q4 2023	Q1 2023	YTD 2024	YTD 2023
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	360	314	330	360	330
Trinidad & Tobago	Mboe	2,503	2,779	2,236	2,503	2,236
Other[16]	Mboe	—	—	30	—	30

Total	Mboe	2,863	3,093	2,596	2,863	2,596

Crude oil and condensate
Atlantis	Mbbl	2,441	2,763	2,696	2,441	2,696
Mad Dog	Mbbl	2,765	2,054	939	2,765	939
Shenzi	Mbbl	2,405	2,712	2,596	2,405	2,596
Trinidad & Tobago	Mbbl	126	284	297	126	297
Other[16]	Mbbl	81	81	39	81	39

Total	Mboe	7,818	7,894	6,567	7,818	6,567

NGL
Gulf of Mexico	Mbbl	393	344	331	393	331
Other[16]	Mbbl	—	—	17	—	17

Total	Mboe	393	344	348	393	348

Total International	Mboe	11,074	11,331	9,511	11,074	9,511

	Mboe/d	122	123	106	122	106

Total production	Mboe	44,948	48,068	46,790	44,948	46,790

	Mboe/d	494	522	520	494	520

[16]	Overriding royalty interests held in the Gulf of Mexico (GoM) for several producing wells.

8	First quarter report for period ended 31 March 2024

Product sales

		Q1 2024	Q4 2023	Q1 2023	YTD 2024	YTD 2023
Gas	Mscf/d	1,967	2,118	2,367	1,967	2,367
Liquids	Mbbl/d	159	166	145	159	145

Total	Mboe/d	504	538	560	504	560

		Q1 2024	Q4 2023	Q1 2023	YTD 2024	YTD 2023
AUSTRALIA
LNG
North West Shelf	Mboe	8,008	7,367	10,564	8,008	10,564
Pluto	Mboe	10,513	12,130	11,310	10,513	11,310
Wheatstone[17]	Mboe	2,589	2,473	2,350	2,589	2,350

Total	Mboe	21,110	21,970	24,224	21,110	24,224

Pipeline gas
Bass Strait	Mboe	2,570	3,341	3,082	2,570	3,082
Other	Mboe	2,894	3,684	2,939	2,894	2,939

Total	Mboe	5,464	7,025	6,021	5,464	6,021

Crude oil and condensate
North West Shelf	Mbbl	1,214	514	1,089	1,214	1,089
Pluto	Mbbl	640	614	614	640	614
Wheatstone	Mbbl	329	349	350	329	350
Bass Strait	Mbbl	597	410	82	597	82
Ngujima-Yin	Mbbl	999	1,352	1,141	999	1,141
Okha	Mbbl	618	1	653	618	653
Macedon & Pyrenees	Mbbl	496	1,054	518	496	518

Total	Mboe	4,893	4,294	4,447	4,893	4,447

NGL
North West Shelf	Mbbl	255	253	170	255	170
Pluto	Mbbl	55	49	182	55	182
Bass Strait	Mbbl	785	1,370	1,109	785	1,109

Total	Mboe	1,095	1,672	1,461	1,095	1,461

Total Australia	Mboe	32,562	34,961	36,153	32,562	36,153

	Mboe/d	358	380	402	358	402

[17]	Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.28 MMboe in Q1 2024, 0.10 MMboe in Q4 2023 and 0.06 MMboe in Q1 2023.

9	First quarter report for period ended 31 March 2024

		Q1 2024	Q4 2023	Q1 2023	YTD 2024	YTD 2023
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	286	357	343	286	343
Trinidad & Tobago	Mboe	2,457	2,611	2,295	2,457	2,295
Other[18]	Mboe	6	6	7	6	7

Total	Mboe	2,749	2,974	2,645	2,749	2,645

Crude oil and condensate
Atlantis	Mbbl	2,426	2,976	2,668	2,426	2,668
Mad Dog	Mbbl	2,626	2,209	941	2,626	941
Shenzi	Mbbl	2,352	2,716	2,673	2,352	2,673
Trinidad & Tobago	Mbbl	52	316	413	52	413
Other[18]	Mbbl	60	53	63	60	63

Total	Mboe	7,516	8,270	6,758	7,516	6,758

NGL
Gulf of Mexico	Mbbl	413	435	342	413	342
Other[18]	Mbbl	3	2	4	3	4

Total	Mboe	416	437	346	416	346

Total International	Mboe	10,681	11,681	9,749	10,681	9,749

	Mboe/d	117	127	108	117	108

MARKETING[19]
LNG	Mboe	2,086	2,209	4,483	2,086	4,483
Liquids	Mboe	571	618	—	571	—

Total	Mboe	2,657	2,827	4,483	2,657	4,483

Total Marketing	Mboe	2,657	2,827	4,483	2,657	4,483

Total sales	Mboe	45,900	49,469	50,385	45,900	50,385

	Mboe/d	504	538	560	504	560

[18]	Overriding royalty interests held in the GoM for several producing wells.
[19]	Purchased volumes sourced from third parties.

10	First quarter report for period ended 31 March 2024

Revenue

	Q1 2024	Q4 2023	Q1 2023	YTD 2024	YTD 2023
AUSTRALIA
North West Shelf	592	509	1,270	592	1,270
Pluto	745	1,011	1,131	745	1,131
Wheatstone[20]	223	208	324	223	324
Bass Strait	223	225	211	223	211
Macedon	51	54	51	51	51
Ngujima-Yin	92	128	100	92	100
Okha	50	—	56	50	56
Pyrenees	44	94	50	44	50

INTERNATIONAL
Atlantis	196	241	199	196	199
Mad Dog	204	178	68	204	68
Shenzi	190	217	199	190	199
Trinidad & Tobago[21]	61	103	136	61	136
Other[22]	5	4	5	5	5

Marketing revenue[23]	227	332	479	227	479

Total sales revenue[24]	2,903	3,304	4,279	2,903	4,279
Processing revenue	61	49	47	61	47
Shipping and other revenue	5	2	4	5	4

Total revenue	2,969	3,355	4,330	2,969	4,330

[20]

Q1 2024 includes $24 million, Q4 2023 includes $9 million and Q1 2023 includes $3 million recognised in relation to periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. These amounts will be included within other income/(expenses) in the financial statements rather than operating revenue.

[21]	Includes the impact of periodic adjustments related to the production sharing contract (PSC).
[22]	Overriding royalty interests held in the GoM for several producing wells.
[23]

Values include revenue generated from purchased LNG and Liquids volumes, as well as the marketing margin on the sale of Woodside’s produced LNG and liquids portfolio. Marketing revenue excludes hedging impacts and cargo swaps where a Woodside produced cargo is sold and repurchased from the same counterparty to optimise the portfolio. The margin for these cargo swaps is recognised net in other income.

[24]	Total sales revenue excludes all hedging impacts.

11	First quarter report for period ended 31 March 2024

Realised prices

		Q1	Q4	Q1		Q1	Q4	Q1
	Units	2024	2023	2023	Units	2024	2023	2023
LNG produced[25]	$/MMBtu	10.4	11.5	16.7	$/boe	67	74	105
LNG traded[26]	$/MMBtu	9.1	11.9	16.7	$/boe	59	76	105
Pipeline gas					$/boe	34	37	38
Oil and condensate	$/bbl	79	82	76	$/boe	79	82	76
NGL	$/bbl	47	24	51	$/boe	47	24	51
Liquids traded[26]	$/bbl	60	85	—	$/boe	60	85	—
Average realised price for pipeline gas:
Western Australia					A$/GJ	6.4	6.8	6.9
East coast Australia					A$/GJ	13.7	13.4	11.9
International					$/Mcf	4.6	4.4	7.2

Average realised price					$/boe	63	67	85

Dated Brent					$/bbl	83	84	81
JCC (lagged three months)					$/bbl	92	83	100
WTI					$/bbl	77	78	76
JKM					$/MMBtu	11.9	15.0	26.0
TTF					$/MMBtu	9.8	13.5	24.7

[25]	Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales.
[26]	Excludes any additional benefit attributed to produced volumes through third-party trading activities.

12	First quarter report for period ended 31 March 2024

Capital expenditure (US$ million)

	Q1 2024	Q4 2023	Q1 2023	YTD 2024	YTD 2023
Exploration and evaluation capitalised[27,28]	38	43	37	38	37
Oil and gas properties	1,090	1,449	1,279	1,090	1,279
Other[29]	51	74	87	51	87

Total	1,179	1,566	1,403	1,179	1,403

	Q1 2024	Q4 2023	Q1 2023	YTD 2024	YTD 2023
Sangomar	210	211	279	210	279
Scarborough	574	826	626	574	626
Trion	97	154	—	97	—
Other	298	375	498	298	498

Total	1,179	1,566	1,403	1,179	1,403

Other expenditure (US$ million)

	Q1 2024	Q4 2023	Q1 2023	YTD 2024	YTD 2023
Exploration and evaluation expense
Exploration and evaluation expensed[30]	54	108	52	54	52
Permit amortisation	3	2	2	3	2

Total	57	110	54	57	54

Trading costs	145	181	385	145	385

[27]

Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

[28]

Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to oil and gas properties. This table does not reflect the impact of such transfers.

[29]	Other primarily incorporates corporate spend including SAP build costs, carbon costs and other investments.
[30]	Includes seismic and general permit activities and other exploration costs.

13	First quarter report for period ended 31 March 2024

Exploration or appraisal wells drilled

Region	Permit Area	Well	Target	Interest (%)	Spud Date	Water depth (m)	Planned well depth (m)[31]	Remarks
Gulf of Mexico	AT 453	Corvus	Oil	30% Non-operator	22 January 2024	1,735	6,858	Drilling complete

Permits and licences

Key changes to permit and licence holdings during the quarter ended 31 March 2024 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
Barbados	Carlisle Bay	(60%)	0	License Exit
US GoM[32]	GB 780, GB 824, GB 825, GB 821, GB 866, EB 636, EB 637, EB 550, EB 594, EB 638, KC 859, KC 903, KC 904, KC 905, KC 948, KC 949, WR 795, WR 796	100%	100%	Lease Sale 261

[31]	Well depths are referenced to the rig rotary table.
[32]	The leases are awaiting final execution by the regulator.

14	First quarter report for period ended 31 March 2024

Production rates

Average daily production rates (100% project) for the quarter ended 31 March 2024:

	Woodside share[33]	Production rate (100% project, Mboe/d)		Remarks
		Mar 2024	Dec 2023
AUSTRALIA
NWS Project
LNG	30.67%	293	278	Production was higher due to improved reliability.
Crude oil and condensate	30.78%	56	46
NGL	30.69%	10	10

Pluto LNG
LNG	90.00%	112	119	Production was lower due to reduced reliability following unplanned downtime.
Crude oil and condensate	90.00%	10	11	Production returned to normal within the quarter.

Pluto-KGP Interconnector
LNG	100.00%	29	28
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	1

Wheatstone[34]
LNG	11.52%	224	231
Crude oil and condensate	16.14%	31	34

Bass Strait
Pipeline gas	42.16%	61	80	Production was lower due to reduced market demand during summer and planned maintenance activities.
Crude oil and condensate	43.49%	12	18
NGL	47.45%	19	24

Australia Oil
Ngujima-Yin	60.00%	13	22	Production at Ngujima-Yin and Okha was lower due to weather downtime.
Okha	50.00%	8	13	Production at Pyrenees was lower due to a subsea produced-water leak and the planned turnaround.
Pyrenees	64.27%	2	11

Other
Pipeline gas[35]		33	37

[33]	Woodside share reflects the net realised interest for the period.
[34]	The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has 65% participating interest and is the operator.
[35]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

15	First quarter report for period ended 31 March 2024

	Woodside share[36]	Production rate (100% project, Mboe/d)		Remarks
		Mar 2024	Dec 2023
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	70	78
NGL	38.50%	4	5
Pipeline Gas	38.50%	6	6

Mad Dog
Crude oil and condensate	20.86%	146	107	Production was higher following completion of the riser flex joint remediation in Q4 2023 and continued ramp-up of the field.
NGL	20.86%	5	4
Pipeline Gas	20.86%	3	2

Shenzi
Crude oil and condensate	65.07%	41	46
NGL	65.37%	2	2
Pipeline Gas	65.36%	2	1

Trinidad & Tobago
Crude oil and condensate	60.24%[37]	2	4
Pipeline gas	50.75%[37]	54	60

[36]	Woodside share reflects the net realised interest for the period.
[37]	Operations governed by production sharing contracts, Woodside share changes monthly.

16	First quarter report for period ended 31 March 2024

Disclaimer and important notice

Forward looking statements

This report contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding development, completion and execution of Woodside’s projects, guidance with respect to production, expectations regarding future capital commitment, future cash flows, future results of projects, operating activities, new energy products, accounting decisions including impairments, commencement dates under supply arrangements, construction and delivery dates, expectations and plans for renewables production capacity and investments in, and development of, renewables projects. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this report are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are only opinions and are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, environmental risks, climate related risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial markets conditions in various countries and regions, political risks, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine) on economic activity and oil and gas supply and demand, cost estimates, the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, and the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this report.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this report.

All forward-looking statements contained in this report reflect Woodside’s views held as at the date of this report and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this report, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report.

Past performance (including historical financial and operational information) is given for illustrative purposes only. It should not be relied on as, and is not necessarily, a reliable indicator of future performance, including future security prices.

17	First quarter report for period ended 31 March 2024

Other important information

All figures are Woodside share for the quarter ending 31 March 2024, unless otherwise stated.

All references to dollars, cents or $ in this report are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

Units of measure and conversion factors

Product	Unit	Conversion factor
Natural gas	5,700 scf	1 boe
Condensate	1 bbl	1 boe
Oil	1 bbl	1 boe
Natural gas liquids	1 bbl	1 boe

Facility	Unit	LNG conversion factor
Karratha Gas Plant	1 tonne	8.08 boe
Pluto Gas Plant	1 tonne	8.34 boe
Wheatstone	1 tonne	8.27 boe

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.

Term	Definition
bbl	barrel
bcf	billion cubic feet of gas
boe	barrel of oil equivalent
Mbbl	thousand barrels
Mboe	thousand barrels of oil equivalent
Mcf	thousand cubic feet of gas
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units
MMscf	million standard cubic feet of gas
scf	standard cubic feet of gas

18	First quarter report for period ended 31 March 2024